MACKEY PRICE THOMPSON & OSTLER
                           A Professional Corporation
                         Attorneys and Counselors at Law

                                American Plaza II
                          57 West 200 South, Suite 350
                          Salt Lake City, UT 84101-3663
                             Telephone 801-575-5000
                                Fax 801-575-5006


Randall A. Mackey
rmackey@mpwlaw.com


                                 April 24, 2007



Paradigm Medical Industries, Inc.
2355 South 1070 West
Salt Lake City, Utah 84119

         Re: Form SB-2 Registration Statement Relating to the Resale of 60,000,000 Shares of Common Stock

Ladies and Gentlemen:

         We have acted as your counsel in connection with the registration for resale on a Form SB-2 Registration Statement (the "Registration Statement") of 60,000,000 shares of common stock issuable upon the conversion of $1,500,000 in convertible notes by four accredited investors in a private offering dated February 28, 2006. In acting as your counsel, we have examined corporate documents and other records relating to the February 28, 2006 private offering, including the Registration Rights Agreement (the "Registration Rights Agreement") among four accredited investors and the Company.

         The Registration Rights Agreement provides for registration of the shares of the Company's common stock issuable upon conversion of the $1,500,000 in convertible notes and the exercise of warrants to purchase 12,000,000 shares of the Company's common stock. Section 1(a)(iii) of the Registration Rights Agreement defines the number of securities required to be registered by means of a registration statement in compliance with the Securities Act of 1933, as amended.

         It is our understanding that discussions took place during the months of August and September, 2006, between the Company and the NIR Group, LLC, which represents the four accredited investors that are parties of the Registration Rights Agreement, with respect to amending the Registration Rights Agreement to reduce the number of shares required to be registered. On September 14, 2006, two days before the Company filed the Registration Statement to register the shares issuable to the investors upon conversion of their convertible notes and conversion of their warrants, the Company and the investors verbally agreed to amend Section 1(a)(iii) of the Registration Rights Agreement to provide that the Company would be required to register for resale by means of a registration statement no more than 60,000,000 shares of common stock.

         In response to comments from the staff of the Securities and Exchange Commission in connection with the Registration Statement, the Company and the investors memorialized in writing the verbal agreement that they entered into on September 14, 2006 by means of an Amendment and a Second Amendment to the
Registration  Rights  Agreement.   The  Amendment  to  the  Registration  Rights

Paradigm Medical Industries, Inc.
April 24, 2007
Page 2
___________________________________

Agreement dated October 18, 2006 was filed as an exhibit to Amendment No. 1 to the Registration Statement, and the Second Amendment to the Registration Rights Agreement dated April 12, 2007 was filed as an exhibit to Amendment No. 3 to the Registration Statement.

         We have reviewed the above referenced documents and have spoken with representatives of the Company and The NIR Group, which represents the four accredited investors. Based upon the foregoing, we are of the opinion that the Registration Rights Agreement was amended on September 14, 2006, when the Company and the accredited investors verbally agreed to amend the agreement to require the registration of no greater than 60,000,000 shares of the Company's common stock, and that the verbal agreement, which was later memorialized in writing, was legally binding under applicable contract law as of September 14, 2007.


                                        Very truly yours,

                                        /s/ Mackey Price Thompson & Ostler

                                        Mackey Price Thompson & Ostler